Given Imaging
First Quarter 2010
Financial Results Conference Call
May, 12, 2010
9:00 a.m. ET

Operator: Good morning, and welcome ladies and gentlemen to the Given Imaging first quarter 2010 conference call. As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar: Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 26, 2010. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s first quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging.

Homi Shamir: Thank you Fern.

In the first quarter we achieved revenues of $32.1 million, a 5.2% increase in revenues compared to the same period last year.  As we mentioned in the past, the first quarter has historically been our slowest quarter of the year so we are pleased with our performance.

Our focus on improving efficiencies and increasing profitability continues to deliver solid results.  Gross margin in the first quarter was 77.1 percent — one percentage point higher than the gross margin in the same period last year.

Net income for the first quarter was $2.1 million, or 7 cents per share on a fully diluted GAAP basis, compared to net income of $239,000 or 1 cent per share on a fully diluted GAAP basis in the same period last year.  Note that first quarter GAAP net income includes acquisition related expenses of $700,000, or 2 cents per share. Non-GAAP net income for the first quarter was $4.4 million, or 14 cents per share, compared to $1.7 million, or 6 cents per share in the same quarter of last year.

The biggest highlight of the quarter was the signing of a definitive agreement to acquire Sierra Scientific Instruments for $35 million in cash. This acquisition subsequently closed on April 1.  Sierra is a world leader in high-resolution manometry and also offers a line of acid reflux monitoring solutions.  Sierra is now a wholly-owned subsidiary of Given Imaging. Sierra had revenues of approximately $18 million and was profitable in 2009.

Combined with our Bravo pH Monitoring System and PillCam ESO, Given Imaging is now a clear leader in the esophageal diagnostics market.  This is a market that is still in its infancy in terms of broad physician awareness of how and when to use these products.  We intend to apply Given Imaging’s skills in education, software development and customer support to expand this market in the coming years.

Last week we had a major presence at Digestive Disease Week 2010, the largest GI Medical meeting of the year.  This year, there were more than 145 studies and abstracts by clinicians about Given Imaging and Sierra Scientific products.  We had a call last week with a panel of GI doctors who reviewed the highlights of this conference and we encourage you to listen to the replay.

Among the important events at the conference, was the presentation of updated results from the first PillCam COLON 2 multi-center study In Israel at the ASGE plenary session.  The expanded results reaffirm the high level of sensitivity and specificity of PillCam COLON 2, and confirm previous data showing PillCam COLON 2 to be a safe and effective method for visualizing the colon to detect polyps in patients.

Based on these initial results, we are planning to initiate additional clinical trials in the second half of 2010 to support a filing with the FDA and other global regulatory bodies.

At DDW we launched two new products, RAPID pH software to support the Bravo pH Monitoring System, and PillCam Express, a capsule placement device for PillCam SB 2.

RAPID pH is designed to streamline and simplify workflow for the Bravo System   and provides the user with a much easier way to view results and to navigate the system.   In addition, RAPID can be used on any computer, including RAPID workstations, stand-alone laptop or desktop computers, and systems connected to a facility network.  The doctors that have demoed Rapid pH are very pleased with how much easier we have made it to use Bravo.   We have already started selling Rapid pH.

We developed PillCam Express for the estimated three to five percent of PillCam patients who have difficulties ingesting a capsule or who have slow gastric emptying times.  It’s a single-use device which secures the capsule to the end of an endoscope.  The capsule can then be placed in the stomach or the small bowel.  PillCam Express is pending FDA 510k clearance.  We are very pleased with the response from physicians who visited our booth during the conference.

Finally, due to the acquisition of Sierra, we are updating our top line guidance for revenue to increase by 18 to 22 percent compared to 2009. We are also increasing our bottom guidance. Yuval will provide more detail on our new guidance shortly.

In closing, I’d like to reiterate that we are pleased with our performance so far this year. We are optimistic about expanding the market for our PillCam family of products, and are encouraged with the progress we are making with PillCam Colon 2.  In addition, we are excited with the opportunity of offering GIs an expanded product line following the Sierra acquisition.

I will now turn the call over to Yuval Yanai our CFO, who will provide additional details on our financial results.

Yuval Yanai:  Thanks, Homi.

In the first quarter, 64 percent of sales were from the Americas region, 26 percent from EMEA and 10 percent from the APAC region. We sold approximately 51,000 PillCam SB capsules this quarter, a 1.7 percent increase over the first quarter of last year.

PillCam sales in the Americas decreased 2.5 percent to approximately 33,500 capsules, EMEA decreased by 2.8 percent to 12,700 capsules, while APAC increased by 80 percent to approximately 4,700 capsules.

In the Americas region, revenues increased by 1.5 percent to $20.5 million compared to the first quarter of 2009.  Revenues in the EMEA region increased by 5 percent to $8.5 million.  Revenue in the APAC region increased 41 percent to $3.1 million.

In terms of revenue breakdown, PillCam capsule sales accounted for 81 percent of total revenues, workstation and data recorders accounted for 4% of total revenues, Bravo sales accounted for 12 percent, while service and other income accounted for 3 percent of total revenues.

Worldwide, we sold 75 systems in the quarter, compared to 98 systems in the first quarter of 2009. 15 workstations, or 20 percent of total workstations sold this quarter, were sold in the Americas; 35 workstations, or 47%, were sold in the EMEA; and 25 workstations, or 33 percent, were sold in APAC. This brings our cumulative system deliveries worldwide to more than 5,400, of which more than 3,000 systems are installed in the Americas region.  Also during the quarter we sold 162 Rapid Access Systems, our software only solution. Since launching this product last year, we’ve sold over 560 systems.

Let me spend now few minutes on profitability.

On a GAAP basis, operating profit totaled $1.0 million, or 3.2 percent of revenues, compared to an operating profit of $1.1 million, or 3.6% last year. On a non-GAAP basis, operating profit for the quarter was $3.3 million, or 10.4% percent of revenues, compared to an operating profit of $2.6, or 8.5% in the same quarter last year.

GAAP net income for the first quarter of 2010 was $2.1 million, or $0.07 per share on a fully diluted basis, compared to $239,000, or $0.01 in the same period last year.  Non-GAAP net income for the first quarter of 2010 was $4.4 million, or $0.14 per share, compared to a net income of $1.7 million, or $0.06 per share, in the first quarter of 2009. During the first quarter of 2010 we spent approximately $700,000 on the acquisition of Sierra. This amount mainly reflects spending on legal and accounting services associated with the due-diligence and contract negotiations. The transaction was closed on April 1, and Sierra’s results will be consolidated in our second quarter financial statements. Non-GAAP net income excludes the $0.7 million of acquisition expenses and $1.6 million of equity related compensation expenses. Non-GAAP net income for the first quarter of last year included equity related expenses of $1.5 million. Please see our press release for the change in fully diluted shares from Q1 2009 to Q1 2010.

We continue to generate strong operating cash flow. This quarter we generated $4.1 million from operating activities and our consolidated cash, cash equivalents, short-term investments and marketable securities at March, 31 were $64.9 million. This amount is after our $35 million investment in Sierra.

In terms of updating guidance to reflect the acquisition of Sierra Scientific, we are now projecting revenue of between $167 million and $174 million, an 18 to 22 percent increase over 2009, and GAAP EPS of between $0.51 – $0.59, and non-GAAP EPS of between $0.76 - $0.84. The non-GAAP estimates exclude charges relating to FAS123R and Sierra acquisition expenses.  Both GAAP and non-GAAP EPS guidance exclude the effect of the Sierra purchase price allocation which has not yet been completed. We expect the PPA work to be completed during the second quarter and to be included in the second quarter results.

Moderator, you may now open the call to questions

Operator:  And for the question and answer session if you’d like to ask a question today you may press star 1 at this time. That’s star 1 for any questions. If you’re using a speakerphone, we do ask that you deactivate your mute function before signaling to allow your signal to reach our equipment.  Again, that is star 1 for any questions or comments. We’re going to pause for just a moment to give everyone an opportunity to signal.

And we’ll take our first question from Sameer Harish at Needham & Co.

Sameer Harish:  Hi. Can you hear me now?

Homi Shamir:  Yes Sameer.

Sameer Harish:  Ok.

Homi Shamir:  Good morning.

Sameer Harish:  Wonderful. Thanks for taking the questions. You know, I thought I would start by just, you know, asking, you know, with 145 studies at DDW and the company growing in terms of, you know, the product - it’s not just, you know, the PillCam anymore, there’s Bravo and Sierra products - can you talk about kind of, you know, how that’s affecting the sales force, you know, how much time they’re spending still on PillCam, how much time they’re spending on additional products?

And kind of what was the excitement in the 145 studies and presentations. Kind of what were the outstanding ones there for you?

Homi Shamir:  The sales force is - dedicate most of its time for the PillCam and the Bravo. We do not incorporate the sales force with Sierra. Sierra sales force continues to sell the Sierra product.

Now I did not understand the second question Sameer about the study. Most of the study was around both PillCam and manometry/Bravo. But there were a lot of studies there about - with the PillCam about extended indication, Crohn’s, using in Crohn’s, using it as a monitoring Crohn’s Disease.

So it was a fairly wide session in the coverage. And I think it came in one of our press release that we announced last week.

Fern Lazar:  On the fifth of May.

Homi Shamir:  Yeah.

Fern Lazar:  Yeah.

Sameer Harish:  Yeah. And I think, you know, on the call that you guys hosted last week with the physicians, you know, there was some data that was presented about the negative predictive value of PillCam SB. You know, Dr. Mason mentioned that it wasn’t a surprise.

But perhaps you could talk a little bit about how well that kind of data was received. Is it, you know, already well understood or is that, you know, something of particular interest?

Homi Shamir:  I can’t comment about that. And Sameer you are talking about PillCam COLON 2 or with SB?

Sameer Harish:  The SB.

Homi Shamir:  I’m not familiar with the study.

Sameer Harish:  Okay, well question for Yuval. Gross margins were higher than expected given the seasonality of the revenues. Can you talk about kind of how that’s going to track through the year, you know, the impact in the second quarter?

You’re going to have, you know, hopefully the Bravo inventory coming down from Medtronic but Sierra adding on kind of what the balance of that’s going to impact the rest of the year.

Yuval Yanai:  Okay. I think that when we provided the guidance for the year we said that the gross margin is going to be over 76% and I’m glad to see that it is there.

We have several factors that are affecting gross margin on top of what we’re doing manufacturing, meaning trying to be more efficient and reducing bill of material which is the mix of products and the mix of geographies and also currencies. They also affect the gross margin.

Generally speaking I think we are still at the same area of assuring that the gross margin will be over 76%. I think because of all of these factors I’m quite ((inaudible)) of whether it’s going to be 76.5 or 77.5. But I think the area of 77% - I’m not saying sustainable. It probably is, yes.

It can be slightly higher, slightly lower but we are in a high - higher or high gross margin environment.

Sameer Harish:  Great. And also with the Express - the PillCam Express is that going to be at a higher ASP? And can you tell me about how that’s going to be sold? Is it individual sales or ten-pack, five-pack.

Homi Shamir:  It’s something that’s selling by individual pack. It’s like $100 price tag, but it’s carrying a very nice gross margin with that.

Sameer Harish:  Great. Thank you.

Operator:  We’ll take our next question from Dave Turkaly at SIG.

Dave Turkaly:  Thanks. And in your guidance can you potentially breakdown maybe what your expectations are for PillCam maybe even by region in terms of either unit growth for 2010 or ’11?

Yuval Yanai:  Hi David. I don’t think that we are ready to provide this specific guidance. We didn’t do it in the past and obviously we have our own plan. We have our budget. We have a three year plan. So we know what - where we are going.

But I think that what in - generally speaking, we are trying to generate the single digit growth in the US. It - so it would be a, you know, around 5%, maybe 6%. In EMEA growth should be much faster than this. We are growing in EMEA around 20% which is basically driven by capsule sales.

And in APAC it very much depends on our ability to be on track in Japan. I think we made some nice moves in first quarter. Suzuken is doing - performing much better than last year. And so we expect also to grow in a , double digit in this region.

Dave Turkaly:  That’s helpful. And in terms of pricing increases is there anything on that front as we look forward, that we should expect this year?

Homi Shamir:  No. I don’t think that the general economic environment allows increasing sales price. On the other hand, we don’t see too much pressure now as I’m saying, to reduce sales price. So we need to assume that the average selling price will remain as is for the remainder of the year.

Dave Turkaly:  Great. Thanks.

Homi Shamir:  Thank you.

Operator:  And as a reminder if you’d like to ask a question today, it is star 1. Star 1 for any questions at this time. We’ll take our next question from Sergey Vastchenok at Oppenheimer.

Sergey Vastchenok:  Hi guys. I’d appreciate it if you could give some color on the impact of healthcare reform on your business, how do you see it in the last quarter and what do you expect from the US activity as a result of approving the healthcare bill? Thank you.

Homi Shamir:  I think with the healthcare bill Sergey it’s created two things or a couple of things. First it took the unknown, because definitely there was unknown in the states here during Q1, especially January and February. Physicians were worried to buy equipment or put things on the shelf. So the unknown is gone.

Now obviously it’s going to add some more patients, say all those 30 million additional patients. But again, it’s not going to be immediate.

I think it starts gradually happening from 2012 into the end of 2013 I think by the end of 2013 if I’m not mistaken, all of them will be insured if the program will go ahead or we expect another 30 million patients. Obviously there is - will be some tax.

It will be about 2 1/2% tax on medical device company. It’s very unclear if we will be paying this tax on the workstation or on the capsule itself because the capsule itself is consumable, the workstation is hardware. It’s unclear there. But I must say it’s very positive news because another 30 million patients here in America it’s a big number.

Sergey Vastchenok:  Okay. And in terms of geographical expansion, which markets do you target for the future growth in the next couple of years?

Homi Shamir:  I mean obviously as you’ve said, our international market is continuing to grow strongly and we will - we see more opportunity obviously also in those markets in our PillCam COLON 2 because as you’ll recall, the compliance rate in Europe is in the range of 25%, in Japan it’s 10% for colonoscopy.

So obviously this market represents the potential growth opportunity when the colon capsule will come. But concerning SB we continue to see Japan and France and obviously we are still waiting to get Germany which is on track. But as soon as we will know we will announce it about that.

But Germany creates a huge potential for us. And I think I mentioned in one of our previous calls also Brazil.  We are expecting Brazil soon.  And when we get Brazil it’s also - again, it’s not maybe market opportunity like France, Japan or Germany but it’s still a country that with a large population. That the healthcare system will pay for that.

Sergey Vastchenok:  Okay. Thank you.

Yuval Yanai:  Thank you.

Operator:  And we’ll take a follow up question from Sameer Harish at Needham & Company.

Sameer Harish:  Thank you. Yuval - can you talk a little bit about the effect foreign exchange had on the quarter and, you know, what you’re sort of including in guidance for the year?

Yuval Yanai:  Yes. You could see clearly from our finance income line we had finance income which is - was slightly higher than the average. And obviously much higher than the finance loss we had in the same quarter of last year. This is basically because of the way we conduct our financial hedging activity.

We conduct - what we do is usually work by using options on the - and forward positions in order to protect the - our cash flow in non US dollar currencies going forward which is basically - protects our operating profit.

However, because of the accounting treatment we can - we do not see the direct affect of those currencies on each specific line item in the P&L. But we see that in the finance income. This quarter we suffered some from the weakening Euro.

You don’t see that but we got some compensation in the finance income line. Euro was weaker. So in the same time we had some - some of our European operating expenses lower than what we projected in US dollars.

To summarize the situation is I think we do - we were quite successful in trying to almost eliminate the effect of currencies on the net income while there are certain fluctuations between the different line items.

In our guidance for the year we assume I have to say, a Euro which is slightly stronger than what it is now. But I would - you will never catch me trying to give any - to try to give any estimates with regard to currencies.

And if there are changes in currencies which will adversely affect our business. We’ll need to find ways how to compensate for this.

Sameer Harish:  Okay. Could you give us, you know, a number as to the impact that it had on revenues in the quarter?

Yuval Yanai:  It was less than $100,000.

Sameer Harish:  Oh, okay. Okay. All right.

Yuval Yanai:  Negative but not that significant.

Sameer Harish:  Perfect. You know, and I wanted to ask about Bravo. What’s the opportunity in terms of timing to bring that, you know, into Europe?

Homi Shamir:  We are already working on that but obviously now that we have Sierra we have a bigger scale also to educate and work together because if I look country by country you needed to have people that - and again the opportunity is just putting resources there.

Now that you have Sierra and overall the business of both, Bravo and Sierra is in the range of the $40 million. So it’s worldwide.

So it’s making our economy of scale to start putting resources to work in Europe and start building it much easier both by training our own people, in the direct markets we are and also to working together with the distributor.

And that’s one of the reasons that we both ((inaudible)) in order to have more foot on the ground in promoting the Bravo also.

Sameer Harish:  And, you know, that leads me into the next question which was the opportunity to cross sell internationally with the Sierra infrastructure - how much overlap was there with your existing geographies and how much opportunities is that creating?

Homi Shamir:  We are working on that because we have some common distributors. We have some non common distributors and we are trying to work - we will be the best to work together and how to work it together. It will take us a few more quarters to sort it out. So it’s more I think that you start seeing next year.

But again, the nature of Given just for an argument in a certain country, Sierra is a tiny distributor let’s assume in Australia. Okay?

While we have a direct sales force there so how to work with the distributors there and how to support which of the distributors is a three man company compared to - that we have a fairly large amount of people there and that we’re selling in each state in Australia directly with our salesforce.

Those are the things we are starting and working. But I think it’s - those are the things that will help us to leverage the technology and the sale. Behind that we start integrating for example I mentioned RAPID pH. RAPID pH is very easy to use software.

Can we start generating output out of the RAPID pH into the Sierra product? And we are also going back to the Sierra product and making sure the software is generating output for the Bravo. So those kinds of synergy but by far we are the biggest player in this industry and we are going to increase our opportunity there.

Sameer Harish:  Okay. Perfect. In terms of acquisitions you guys have made two successful acquisitions thus far. Does that complete, you know, your planned acquisitions or are there other additional opportunities perhaps 2010, 2011, maybe you could outline, you know, any sort of timeline?

Homi Shamir:  I cannot give you - we are doing an acquisition when we have the opportunity. But obviously we continue to generate nice cash flow. As ever before we start seeing more and more opportunity because the situation in the capital markets.

And so if we see the right opportunity we’ll make the move. Again, I cannot give a - we don’t have something now that - on the pipeline that we know that we are going to do it next month or the next couple of months.

But we are assessing all the time some opportunity and, you know, the two acquisitions we have done now we - it took us a long time because we selected and we wanted to do the right acquisition for us. So we’ll see.

Sameer Harish:  Okay. And, you know, coming out of DDW, you know, I think it’s a more recent time, you know, time point to ask physicians kind of how patient volume flows are.

You know, certainly first quarter I think if you look broadly in the industry it was impacted by the economy, the resetting of, you know, the patients there. Can you talk about, you know, what you’re seeing in terms of patient volumes, you know, sort of today at this time?

Homi Shamir:  Yeah. I mean again, from - both from what we speak with physicians and what statistics we got from the market, colonoscopy was done during Q1 compared to last year in the range of around 12%.

That colonoscopy - I think upper endoscopy was down in the range of 8%. But they all express that they start seeing some recovery going into the second quarter.

So - and again, part of that was due to bad weather in part of the states, less reimbursement, less - more unemployment, some people that step into the COBRA. Those people were getting - a year, a year and a half past since they become on the COBRA.

So then suddenly that got without insurance. But most of them start expressing that they start seeing recovery since I would say March this year. And we see it also in our numbers.

Sameer Harish:  Great. And final question in terms of COLON 2, you know, it seems like the timelines are intact there. Can you give us anymore clarity or just in terms of discussion with the FDA, how that’s going and clarity on the study design if you have any?

Homi Shamir:  Again, we never will speak about our discussions with the FDA. But we are planning to meet them soon and present to them our pre ID and based on that we will start the clinical trial here. I assume that when we will start the clinical trials for the FDA we will issue a press release.

And we will provide all of you with all the information on the size of the trial, the location and the expected amount of expected date that we expect it to end. But we will give it more clarity after we will get the go ahead from the FDA.

Sameer Harish: Great. Thank you.

Operator:  And as a reminder if you would like to ask a question today, that is star 1 at this time. That’s star 1 for any questions. We’ll take a follow up question from Dave Turkaly at SIG.

Dave Turkaly:  One quick one. Thanks. On the, you know, the US PillCam market I know you guys have diversified with your acquisitions. When you - we could kind of - let’s even call it mid single digit growth. Is there - there’s no really pricing component.  Are there indications that you’re expecting to get that might expand usage or do you kind of foresee that you’re going to continue to place new workstations? Or just get the docs that currently have the system to kind of use it more frequently? Thanks.

Homi Shamir:  We are doing a couple of things. First, we continue to sell some workstations but we are increasing what we call the rapid access which allows physicians to read it in various locations in the hospital or in the clinic.

We feel also by the way, a trend that the more procedure moving to the hospital base, the hospitals are integrating either private clinic, etc. So the Rapid Access is a good software when you have a hospital environment, etc.

But we are - continue to work on expanding indication. And we hope that we will - additional study that we already publish and will be published.

We are hoping with all of those studies and activities we’ll start seeing more utilization by the physicians to start using more often for Crohn’s or other diseases that are there. So that’s our biggest effort we are putting now as a company.

Here in America is to expand indication behind the OGIB market and I think we will start seeing the results.

Dave Turkaly:  Thanks.

Operator:  And it appears that we have no further questions at this time. I’d like to turn the conference back over to Mr. Shamir for any additional or closing remarks.

Homi Shamir:  Thanks again for joining us today. In the coming weeks we will be presenting at several investor conferences including the Needham Healthcare Conference and the Jefferies Healthcare conference, both of which are taking place in New York the week of June 7.  We look forward to seeing many of you at those conferences. Thank you very much.

Operator:  And that does conclude today’s conference. Thank you for your participation.